1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

October 21, 2024

Mr. David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Portman Ridge Finance Corporation (File No. 814-00735)

Dear Mr. Manion:

We are writing in response to your comments with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) of Portman Ridge Finance Corporation (the “Company”). Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Company’s future filings. The Company has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

Set forth below are the SEC staff’s comments along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Annual Report.

1.

Comment: The Staff notes that the Company held unitranche loans during the reporting period. In future filings, please provide disclosure that explains the risks associated with investments in unitranche loans.

Response: The Company will include risk disclosure relating to unitranche loans in future annual report filings on Form 10-K.

October 21, 2024 Page 2

2.	Comment: The Staff notes that the Company had unfunded commitments during the reporting period. In the response letter, please discuss the accounting for unfunded commitments.

Response: The Company recognizes unfunded loan commitments on the effective date of such commitments, which will remain on the Company’s Consolidated Balance Sheet and Consolidated Schedule of Investments until such unfunded loan commitment expires or is drawn by the borrower. Specifically, unfunded loan commitments are reported on the Schedule of Investments and specifically identified as such in footnote 20 to the Schedule of Investments as well as in Note 8 to the Consolidated Financial Statements titled Commitments and Contingencies. Further, the Company’s unfunded loan commitments are carried at fair value in accordance with ASC 820, which is included in the Company’s Consolidate Balance Sheet in the financial statement line item “Investments at fair value”, with changes in fair value reflected in the Company’s Consolidated Statement of Operations in the financial statement line items “Net changes in unrealized appreciation (depreciation) on investments”. As disclosed in Note 8 to the Consolidated Financial Statements and footnoted on the Consolidated Schedule of Investments, the Company had unfunded loan commitments of $28.6 million as of December 31, 2023 with net unrealized depreciation as of December 31, 2023 of $0.4 million recognized on such unfunded loan commitments in the Company’s Consolidated Balance Sheet, with changes in fair value reflected in the Company’s Consolidated Statement of Operations.

3.

Comment: Please discuss whether the Company has considered the provisions of Accounting Standards Update No. 2022-03 (“ASU 2022-03”) and its impact on the Company’s financial statements. Further, please consider including references to SAB 74 or ASU 2022-03 in future financial statements.

Response: The Company has considered the provisions of the Accounting Standards Update No. 2022-03 and its impact on the Company’s financial statements and determined that it would not have a material impact on the Company’s financial statements. As stated in Note 1 of the Company’s Consolidated Financial Statements, the Company’s primary investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The amendments in ASU 2022-03 are limited and specific to measuring the fair value of an equity security subject to a separate contractual sale restriction, such as an underwriter’s lock-up. The ASU 2022-03 does not impact the Company’s investments in loans or other debt securities. The Company held no such equity securities since ASU 2022-03 was adopted, given its primary investment objective is affected through make loans to portfolio companies.

October 21, 2024 Page 3

The Company confirms that it will include references to recent accounting pronouncements that will or could reasonably have a material impact on the Company’s financial statements as required by Staff Accounting Bulletin No. 74.

4.	Comment: Please confirm if the Company continues to maintain its non-diversified status.

Response: The Company confirms that it has been operating as a diversified company, as defined by the Investment Company Act of 1940, as amended (the “1940 Act”), for an uninterrupted three-year period. The Company confirms that it will undertake to operate as a diversified company, unless and until it becomes a non-diversified company, as defined by the 1940 Act. The Company plans to seek approval to become a non-diversified company in the near future.

5.

Comment: Under the “Derivatives” rows in the Consolidated Statements of Operations, please include additional rows reflecting the net realized or unrealized gain (loss) on investments by instrument type.

Response: The Company will include the requested rows in future filings.

6.

Comment: In the Notes to Consolidated Financial Statements, the Company has a description of a reimbursement from the Adviser to the Company of approximately $5.3 million for expenses relating to certain administrative transition services. The disclosure states that “[t]he Adviser reimbursed the Company approximately $1.1 million, $2.1 million, $1.6 million, and $0.5 million for such expenses paid by the Company during the years ended 2023, 2022, 2021 and 2020, respectively, inclusive of interest. Beginning on October 1, 2023, the Adviser bore and will continue to bear on a go-forward basis the expenses associated with these administrative transition services.” The Staff would like a better understanding of the reimbursement. Please discuss the circumstances surrounding this reimbursement. Was this considered a correction of an error? Please include whether there was any analysis on prior year net processes and shareholder impact and any shares issued or redeemed.

October 21, 2024 Page 4

Response: Please see below for a description of the circumstances surrounding this reimbursement, which was provided by the Adviser to the Company in an abundance of conservatism following further internal review by the Adviser, and which the Company has determined was not in connection with an error.

In December 2019, December 2020 and June 2021, the Company completed acquisitions of OHAI, GARS and HCAP (the “Acquired BDCs”). Pursuant to the terms of each acquisition, the Adviser entered into a Transition Services Agreement (“TSA”) with the former investment adviser of each such Acquired BDC. Based on the Adviser’s review of the services to be provided by each such former investment adviser under the TSAs, the Adviser determined that a portion of such services constituted administrative services in respect of the portfolios of the Acquired BDCs, and were therefore consistent with the services to be provided to the Company under its Administration Agreement with BC Partners Management, LLC (the “Administrator”). Accordingly, the Adviser charged a portion of the cost of the TSAs back to the Administrator, which in turn invoiced the Company for reimbursement consistent with the terms of the Administration Agreement (“TSA Expenses”).

In connection with a review of the TSA Expenses, the Adviser affirmatively determined to reimburse the Company for the TSA Expenses paid by it to the Administrator under the Administration Agreement. Specifically, the Adviser reimbursed the Company approximately $1.1 million, $2.1 million, $1.6 million, and $0.5 million for the TSA Expenses paid by the Company during the years ended 2023, 2022, 2021 and 2020, respectively, inclusive of interest. Beginning on October 1, 2023, the Adviser bore and will continue to bear on a go-forward basis the expenses associated with the provision of administrative support under the TSAs.

The TSA Expenses charged to the Company during the relevant period were appropriately incorporated in the Company’s financial statements issued during this period and thus the Company’s financial statements are not determined to be in error. As a result, the Company did not recalculate its net asset value or reprocess any prior transactions and no adjustment to any of the Company’s previously reported financial statements is considered necessary in connection with such reimbursement.

October 21, 2024 Page 5

7.

Comment: The total annual expense ratio in the Financial Highlights, after adjusting for the expense reimbursement discussed in Comment #6 and applicable acquired fund fees and expenses, differs by approximately 1.0% of the Company’s average net assets from the total annual expense ratio disclosed in the Fee Table (the “Difference”). Please supplementally explain the reasons for this Difference.

Response: The Difference is primarily a result of the Company calculating its expenses in the Fee Table based on the then-current net assets of the Company, consistent with Instructions 6 and 7 to Item 3.1 of Form N-2. Specifically, the Company used its net assets as of December 31, 2023 in the calculation of Annual Expenses included in the Fees Table whereas the Company’s expense ratio reported in the Consolidated Financial Highlights based on the Company’s average net assets for year ended December 31, 2023. This caused the expense ratio in the Fee Table to be higher than if it used the Company’s average net asset for the year ended December 31, 2023. In addition, the Company’s total expense ratio in footnote 8 to the Financial Highlights excludes the impact of the $5.3 million expense reimbursement. The expense reimbursement also had the effect of increasing the amount of the incentive fee paid by the Company. As such, the exclusion of the expense reimbursement resulted in a reduction in the incentive fees paid by the Company as reflected in that footnote. Out of an abundance of conservatism, the Company did not reduce the amount of the incentive fees in the Fee Table. This decision accounts for the remainder of the Difference.

8.

Comment: The Staff notes that disclosure in the Company’s Annual Report appears to indicate that the Company’s investment in Great Lakes Funding II LLC (the “Great Lakes II Joint Venture”) is not being consolidated because an affiliate of the Adviser controls a 50% voting interest in the Great Lakes II Joint Venture. Please explain in correspondence why Great Lakes II Joint Venture is not consolidated with the Company’s financial statements. Please cite specifically to the provisions of the 1940 Act and/or US GAAP that were utilized to reach this conclusion.

October 21, 2024 Page 6

Response: Like other BDC joint ventures, the Great Lakes II Joint Venture’s governing documents require that the non-affiliated third-party financial institution joint venture equity partner approve all investment and other substantive decisions made by the Great Lakes II Joint Venture. With this fact in mind, the Company first determined that Great Lakes II Joint Venture is an investment company under Accounting Standards Codification Topic 946, Financial Services-Investment Companies (“ASC 946”). It then determined that in accordance with ASC 946, the Company will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary. Furthermore, Accounting Standards Codification Topic 810, Consolidation (“ASC 810”) concludes that in a joint venture where both members have equal decision-making authority, it is not appropriate for one member to consolidate the joint venture since neither has control. Accordingly, the Company does not consolidate Great Lakes Funding II LLC.

9.

Comment: The Staff notes that the KCAP Freedom 3 LLC joint venture appears to be a three-tier structure. Please advise the Staff how this structure complies with Section 12(d)(1) and Section 57(a) of the 1940 Act. Please include a discussion of why this joint venture should not be consolidated with the Company’s financial statements given the holdings of KCAP and the affiliated relationships noted in the disclosure. Please cite specifically to the provisions of the 1940 Act and/or US GAAP that were utilized to reach this conclusion.

Response: The Company respectfully notes that KCAP Freedom 3 LLC is not a registered investment company or a business development company and, as a result, the Company’s investment in KCAP Freedom 3 LLC is not subject to Section 12(d)(1) of the 1940 Act. The Company also respectfully notes that KCAP Freedom 3 LLC is a downstream affiliate of the Company pursuant to Rule 57b-1 under the 1940 Act and, as result, the prohibitions contained in Section 57(a) of the 1940 Act do not apply to the Company’s investment in, or transactions with, KCAP Freedom 3 LLC.

Similar to the analysis in the response to Comment 8 above, the Company confirms that it is not able to make decisions on behalf of KCAP Freedom 3 LLC without unanimous consent from the non-affiliated third-party joint venture equity partner. As such and for the same reasons noted in the response to Comment 8 above, the Company does not consolidate KCAP Freedom 3 LLC for financial reporting purposes.

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October 21, 2024 Page 7

Should you have any questions regarding this letter, please contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos